March 2022

Filed by Polestar Automotive Holding UK Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to 14a-12 under the
Securities Exchange Act of 1934
Form F-4 File No. (333-260992)
Subject Companies:
Polestar Automotive Holding UK Limited
Gores Guggenheim, Inc.
(Commission File No. 001-40265)

Polestar

BNP Paribas Exane

Jefferies

The Spring Auto Conference

Investor presentation — Disclaimer Certain information discussed in this presentation contains forward-looking statements. These statements are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance, and undue reliance should not be placed on them. Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. No Offer and Non-Solicitation This Presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of any potential transaction and shall not constitute an offer or a solicitation of an offer to buy securities of Polestar or Gores Guggenheim, Inc., nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Business overview — Management team representatives Thomas Ingenlath CEO Previously SVP of Design at Volvo Cars Behind Volvo Cars’ recent award winning design renaissance Awarded “Design Hero” at the 2017 Autocar Awards Johan Malmqvist CFO Previously CFO of Dole Food Company, Perstorp Chemical Company and Duni Group 20+ years of experience across multiple sectors, including in the United States and in publicly listed companies Dennis Nobelius COO Previously CEO for Zenuity Various roles within Volvo project manager for Vehicle Line 90-series, MD in Switzerland, and Plant Quality Director

Global from day 1 Asset-light = Growth / scalable Already operational with global products and sales ~29k vehicles sold in 2021E with 2025E 290k targeted 19 markets across 3 continents Sales operations  in  over 100 cities Leveraging Volvo Cars' and Geely Holding's industrial infrastructure Business overview — Combining the best of both worlds Credibility & scalability Established OEM Product development Production Distribution Technology Financial strength Agility & disruption Start-up Innovation Unconventional Less bureaucracy Brand personality Team chemistry 2 award winning cars Digitized customer journey Differentiated and sustainable design Direct to consumer business Bespoke technology & innovative service Polestar 1 & 2 have won multiple global awards 5 launched models targeted by 2024E

Business overview

Diverse new model pipeline driving top-line growth

- 3 new models in development and targeted to launch by 2024E
- Polestar 2, Polestar 3 and Polestar 4 expected key drivers of volume, from 2023E onwards mainly from launch of latter two models resulting in significant sales increase
- Current volume plan projected through 2025E, while Capex plan includes spend for a new model launching post 2025E
- Sales in Europe, US and China from day 1

Volume by model, Thousands


290
30
79
77
104
225
11
43
67
104
124
6
24
94
65
65
29
29
2021E[1]
2022E
2023E
2024E
2025E
0.2%
0.6%
1.0%
1.8%
2.3%
Polestar 2
Polestar 3
Polestar 4
Polestar 5
Implied market share of global premium market

Note: Figures in page only includes core business. Management estimates based on assumptions regarding the total addressable market, Polestar's performance in the geographic regions where it competes and demand for its different car models.
Source: Business Plan, Management estimates.
1. The Company estimates it sold approximately 28,850 vehicles during the year ended December 31, 2021, including 1,915 internal sales of vehicles transferred for demonstration and commercial purposes, which revenue is eliminated on group level. The 28,850 vehicles also include 2,286 vehicles with buy-back agreements, which revenue is recorded over the length of the agreements. Final global volume of vehicle sales could vary by up to 1%.

2023E Business overview — Strong and defined expansion into current and new markets Markets targeted Locations Service points Selected new markets 2021 Current markets: Expansion to new markets: 30+ 150+ 1,100+ Source: Company information, Management estimates.

Business overview

Global expansion supported by different permanent and temporary retail location formats

Locations







Spaces

Permanent or pop up/temporary Polestar showrooms located in urban areas

Destinations

Permanent or pop up/temporary Polestar showrooms located in peri-urban

2020A	2021A	2023E Target
40 →	100 →	+150

Service points

Automotive area – leveraging the Volvo Cars service center network

2020A	2021A	2023E Target
+400 →	+800 →	+1,100

Digital first, direct to consumer approach, removing sales and distribution inefficiencies

Source: Company information, Management estimates.

Business overview — Diversified premium product portfolio ~$155k Polestar 1 Polestar 2 Polestar 3 Luxury Aero SUV Polestar 4 Premium Sport SUV Polestar 5 Luxury Sport GT 4 Door Price Start of Production (SoP) Range ~120km range1 2019 ~$50-60k 2020 ~540km range1 Porsche Cayenne 2022E +600km target range Porsche Macan 2023E +600km target range Porsche Panamera 2024E +600km target range 2021E ~29k vehicles sold and 2 models launched 2025E Target ~290k vehicles sold with 4 models . WLTP target range. Source: Company information, Management estimates.

Business overview — 2022 Highlights

Business overview — Polestar O2 concept car Polestar O2 concept car: Hardtop convertible electric roadster Polestar means premium electric performance Bonded aluminum unibody O2 can be built with Polestar’s proprietary technology Mono Materials Polestar means Sustainability Competence Cutting-edge design Polestar promotes CO2 free mobility through desirable beautiful products